November 9, 2011

VIA EDGAR

Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Kona Grill, Inc.
Form 10-K for the year ended December 31, 2010
Filed March 11, 2011
Definitive Proxy Statement on Schedule 14A
Filed March 14, 2011
File No. 001-34082

Dear Ms. Cvrkel:

We have reviewed the comment in your letter dated October 31, 2011 regarding the above referenced filings and have provided the attached response.  We have repeated the text of your question and followed it with our response.

Further, Kona Grill, Inc. (the “Company”) acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response, you may contact me at (480) 922-8100.

Very truly yours,

/s/ Mark S. Robinow
Mark S. Robinow
Executive Vice President and Chief Financial Officer

Linda Cvrkel
November 9, 2011

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 12

Compensation Discussion and Analysis, page 12

Elements of Executive Compensation, page 13

1.
SEC Comment:  We note your response to our prior comment seven and reissue in part. Please confirm that in future filings you will include the complete matrix for each company-wide performance measure, including the maximum and minimum targets and the corresponding factors. In your response, please provide us with your proposed revised disclosure based on the 2010 fiscal year.

Company Response:  In response to the Staff’s comment, we will disclose in future filings each company-wide performance measure, including the maximum and minimum targets and the corresponding factors. Set forth below is the Company’s proposed disclosure based on the 2010 fiscal year. This disclosure is similar to the proposed disclosure in our letter dated October 24, 2011, with the addition of a disclosure matrix for performance targets and corresponding factors.

Annual Incentive Bonus

Annual bonuses are intended to provide incentive compensation to executive officers who contribute substantially to the success of our company. During January 2005, the committee approved a management bonus program pursuant to which our chief executive officer, chief financial officer, and senior operations officer are eligible to receive 50%, 40%, and 40% of his respective base salary upon successfully achieving certain specified goals.

The Board of Directors believes that annual restaurant sales, cash flow and earnings growth are key drivers of stockholder return over the long term. Therefore, the compensation committee provides an annual incentive to motivate and reward executives based upon our goal of increasing restaurant sales and earnings before interest, taxes, depreciation, amortization, stock-based compensation expense, and unusual charges, if applicable (“adjusted EBITDA”). Performance targets are established early each year and are generally set at aggressive levels, which include the funding of any payout. No payout is made if our company’s minimum performance targets are not achieved. The combination of these factors determines any incentive bonuses to be paid. For 2010, the performance targets used to determine incentive bonus payouts and their corresponding factors and applicable weights are listed below:

	Adjusted EBITDA	Factor
Maximum	$6.0 million	1.5
Target	$5.1 million	1.0
Minimum	$4.5 million	0.2

	Restaurant Sales	Factor
Maximum	$93 million	1.5
Target	$89 million	1.0
Minimum	$84 million	0.5

Linda Cvrkel
November 9, 2011

Weight	Performance Target

75%	Adjusted EBITDA of $5.1 million

25%	Restaurant sales of $89 million

In January 2011, the Board reviewed our performance against the Company’s performance objectives for 2010. Based upon meeting certain adjusted EBITDA and restaurant sales targets during 2010 as detailed below, a bonus payout equal to 62.5% of the targeted bonus amount was paid to each executive officer.

	Target	Actual	Factor	Weight	Bonus Percentage(1)
Adjusted EBITDA	$5.1 million	$4.9 million	0.6	75%	45.0%
Restaurant sales	$89 million	$87.6 million	0.7	25%	17.5%
Total					62.5%

(1)	Bonus percentage is calculated by multiplying the factor by the weight and represents the percentage of the targeted bonus that the named executive officer is awarded.

The following is a reconciliation of loss from operations to adjusted EBITDA for 2010:

Loss from operations	$(1,496)
Add: Depreciation and amortization	5,666
Stock-based compensation	474
Contested proxy solicitation	347
Adjusted EBITDA	$4,991

Individual performance objectives are developed based upon personal, operational, and financial performance targets specific to the responsibilities of each executive officer and include elements designed to achieve our growth strategy such as comparable base sales growth, improvement in restaurant operating margins, and cost containment goals. After the end of each year, the committee conducts an assessment of individual performance towards achieving these goals. Following the committee’s assessment, the committee makes a recommendation to the Board regarding the bonus payout to our executive officers. The Board approved the committee’s recommendation of bonus payout for 2010. For each executive officer, the annual incentive bonus for 2010 reflected in the Summary Compensation Table on page 15 represented the amount calculated under the formula described above relating to the Company’s performance objectives, without any adjustment for individual factors.